Form 20-F
period 2008-12-31
RODMAN INTERNATIONAL ENTERPRISE III LTD
filed 2009-06-26
CIK 1374965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report____________________
For the transition period from_________ to___________

Commission file number: 001-33012

RODMAN INTERNATIONAL ENTERPRISE III, LTD.
(Exact name of Registrant as specified in its charter)

N/A	BRITISH VIRGIN ISLANDS
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

Craigmuir Chambers
Road Town
Tortola, British Virgin Islands
+1 (284) 494-2233

(Address of principal executive offices)

Kirk M. Warshaw
47 School Avenue
Chatham, NJ 07928
+1 (973) 635-4047
kirk@warshaw.com

(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:	None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Ordinary Voting Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None.

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of close of the period covered by the annual report (December 31, 2008):	2,510,000 Ordinary shares

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

Yes ☐  No ☒

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☐  Non-accelerated filer ☒

               Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

               If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☒  No ☐

iii

FOREIGN PRIVATE ISSUER STATUS AND CURRENCY

Foreign Private Issuer Status

          Rodman International Enterprise III, Ltd. (“we”, “our”, “us” or the “Company”) is a corporation incorporated under the laws of the British Virgin Islands (the “BVI”). All of our ordinary voting shares, par value $.0001 per share (the “Voting Shares”) are held by non-United States (“U.S.”) citizens and residents, and our business is administered principally outside the U.S. As a result, we believe that we qualify as a “foreign private issuer” to file our annual report on Form 20-F (this “Annual Report”).

Currency

          The financial information presented in this Annual Report is expressed in U.S. Dollars, and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in the U.S. All dollar amounts set forth in this report are in U.S. Dollars.

FORWARD LOOKING STATEMENT INFORMATION

Certain statements made in this Annual Report on Form 20-F are “forward-looking statements” regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein particularly in view of the current state of our operations, the inclusion of such information should not be regarded as a statement by us or any other person that our objectives and plans will be achieved. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the factors set forth under the headings “Key Information – Risk Factors” (Item 3.D), “Information on the Company” (Item 4) and “Operating and Financial Review and Prospects” (Item 5). We undertake no obligation to revise or update publicly any forward-looking statements for any reason. The terms “we”, “our”, “us”, “Company”, or any derivative thereof, as used herein refer to Rodman International Enterprise III, Ltd.

iv

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not required because this Form 20-F is filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not required because this Form 20-F is filed as an Annual Report.

ITEM 3. KEY INFORMATION

          The financial statements of the Company are attached hereto and found immediately following the text of this Annual Report. The audit report of Sherb & Co., LLP is included herein immediately preceding the financial statements and schedules. Listed below is a summary of the Company’s selected financial data as required by Item 3:

A. Selected Financial Data.

          The selected financial data of the Company for the fiscal years ended December 31, 2008 and December 31, 2007 was derived from the financial statements of the Company that have been audited by Sherb & Co., LLP. The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

	For the Fiscal Year Ended

Selected Financial Data:	December 31, 2008	December 31, 2007

Net sales/operating revenues	$0	$0
Loss from operations	(900)	(17,045)

Net loss/Loss from continuing operations	(900)	(17,045)

Net loss from continuing operations per share	($0.00)	($0.01)

Loss from continuing operations per share	($0.00)	($0.01)

Total assets	$6,973	$12,998
Net assets	($3,427)	($2,527)

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

B. Capitalization and indebtedness

          Not required because this Form 20-F is filed as an Annual Report.

C. Reasons for the offer and use of proceeds

          Not required because this Form 20-F is filed as an Annual Report.

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

          Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management’s personal pecuniary interest and its fiduciary duty to our shareholders. Further, our management’s own pecuniary interest may at some point compromise its fiduciary duty to our shareholders. In addition, Arnold P. Kling, Kirk M. Warshaw, Daniel Marty and Dr. Stefan Saladin, our officers and directors, are currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they and affiliates of our majority shareholders are, and may in the future be, affiliated with may arise. If we and the other blank check companies that our officers and directors are affiliated with desire to take advantage of the same opportunity, then those officers and directors that are affiliated with both companies would abstain from voting upon the opportunity. Further, Rodman & Renshaw, LLC (“Rodman & Renshaw”), a U.S. registered broker-dealer and affiliate of the principal holder of our Non-Voting Shares, may act as investment banker, placement agent or financial consultant to the Company in connection with a potential business combination transaction and may receive a fee for providing such services. We cannot assure you that conflicts of interest among us, Rodman & Renshaw, our management and our shareholders will not develop.

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

          The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

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

          We have no agreement with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

          While seeking a business combination, management anticipates devoting very limited time to the Company’s affairs in total. Our officers have not entered into written employment agreements with us and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

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

          Our Voting Shares are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for the Voting Shares. Further, no public trading market is expected to develop in the foreseeable future unless and until we complete a business combination with an operating business and thereafter file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”). Therefore, our Voting Shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. Our Voting Shares cannot be sold under the exemption from registration provided by Section 4(1) of the Securities Act in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the SEC’s Division of Corporation Finance, to Ken Worm of NASD Regulation, dated January 21, 2000 (the “Wulff Letter”). The Wulff Letter provides that certain private transfers of the shares of common stock may be prohibited without registration under federal securities laws. Further, stockholders may rely on the exemption from registration provided by Rule 144 of the Securities Act (“Rule 144”), subject to certain restrictions, starting one year after (i) the completion of a business combination with a private company in a reverse merger or reverse takeover transaction after which we would cease to be a “shell company” (as defined in Rule 12b-2 under the Exchange Act); (ii) the filing of current “Form 10 information” (as defined in Rule 144(i)(3)) reflecting that we are no longer a shell company; and (iii) only if we have been current in all of our periodic SEC filings for the 12 months preceding the contemplated sale of stock.

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

          In addition, the SEC has recently disclosed that it has developed internal informal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in private investment in public equity (PIPE) transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a Registration Statement on Form S-3 to register its securities if the issuer’s securities are listed on the Over-the-Counter Bulletin Board (the “OTC Bulletin Board”) or on the Pink Sheets. The SEC has taken the position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act (“Rule 415”), which generally permits the offer and sale of securities on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a direct or “primary” public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer. It appears that the SEC in most cases will permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances. Staff members also have indicated that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors. Since, following a reverse merger or business combination, we may have little or no tradable shares of our Voting Shares, it is unclear as to how many, if any, Voting Shares the SEC will permit us to register for resale, but SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following reverse mergers with shell companies such as the Company. The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that we reduce or “cut back” the number of shares of common stock to be registered in such registration statement. The result of the foregoing is that a stockholder’s liquidity in common stock may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the Company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires us to file a primary registration statement.

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

          The rights of our shareholders will be governed by the Memorandum and the Articles of Association of the Company (the “Articles”), as interpreted in accordance with the laws of the BVI. Where any provision of any contractual arrangement between a shareholder and the Company or any third party is inconsistent with the provisions of the Memorandum and Articles of the Company, the shareholder may be unable to claim certain remedies, including specific performance, for breach of such provision against the Company. Any remedies available to a shareholder of the Company may be limited to remedies available under BVI law and regulation which may not afford the same protection to minority or other shareholders as is available under the laws or regulations of the shareholder’s home jurisdiction or under other jurisdictions’ laws and regulations.

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

          Our Memorandum authorizes the issuance of a maximum of 50,000,000 Voting Shares, 50,000,000 Non-Voting Shares and 1,000,000 shares of preferred shares, par value $.0001 per share (the “Preferred Shares” and together with the Voting Shares and Non-Voting Shares, the “Shares”). Any merger or acquisition effected by us may result in the issuance of additional securities without shareholder approval and may result in substantial dilution in the percentage of our shares held by our then existing shareholders. Moreover, the shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of Shares held by our then existing shareholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without shareholder approval. To the extent that additional shares are issued in connection with a business combination or otherwise, dilution to the interests of our shareholders will occur and the rights of the holders of our shares might be materially and adversely affected.

We cannot assure you that following a business combination with an operating business, our Voting Shares will be listed on NASDAQ or any other U.S. or foreign securities exchange.

          Following a business combination, we may seek the listing of our Voting Shares on NASDAQ or the NYSE Amex. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our Voting Shares on either of those or any other stock exchange. After completing a business combination, until our Voting Shares are listed on the NASDAQ or another stock exchange, we expect that our Voting Shares would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the Pink Sheets, where our shareholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our Voting Shares. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our Voting Shares, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

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

          These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Annual Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

          The Company was incorporated in the BVI on July 6, 2006 under the BVI Business Companies Act of 2004. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination and has made limited efforts to date to identify a possible business combination. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company. On February 2, 2007 we filed a registration statement on Form 20-F with the SEC, and since its effectiveness, the Company has focused its efforts to identify a possible business combination. As of the date of this Annual Report, the Company has not entered into any letter of intent or agreement regarding a business combination.

          The registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is +1 (284) 494-2233.

B. Business Overview.

          The Company, based on its business activities, is a “blank check” company. The SEC defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Under SEC Rule 12b-2 under the Exchange Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as it is subject to those requirements.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

          Not applicable.

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

          During the next 12 months we anticipate incurring costs related to:

(i)	filing Exchange Act reports and other regulatory costs; and

(ii)	consummating an acquisition.

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

           Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

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

Results of Operations

Continuing Operating Expenses for the Fiscal Year Ended December 31, 2008 Compared to the Fiscal Year Ended December 31, 2007

We are a development stage corporation with limited operations and did not have any revenues during the fiscal years ended December 31, 2008 and 2007, respectively.

Total expenses from Continuing Operations for the fiscal years ended December 31, 2008 and 2007 were $900 and $17,045, respectively. These expenses primarily constituted general and administrative expenses related to professional fees. The decrease in expenses in 2008 is due to a reduction in accrued director fees offset by an increase in professional and administrative fees.

B. Liquidity and Capital Resources.

          The Company’s only internal and external sources of liquidity have been and are expected to be advances from our majority shareholder. The Company intends to obtain any additional working capital needed by requesting it from our majority shareholder. As of December 31, 2008, the Company had negative working capital of approximately $3,400. As additional expenses are incurred, the Company expects to obtain the necessary funds from its majority shareholder.

          Operating expenses are estimated to be $25,000 or less per annum and are expected to be funded by advances from our majority shareholder in the form of additional paid-in-capital. Cash and equivalents will be held in a U.S. domiciled bank account in either an interest bearing money market account or a non-interest bearing checking account.

C. Research and Development, Patents and Licenses, etc.

          Not applicable.

D. Trend Information.

          Not applicable.

E. Off-balance Sheet Arrangements.

          The Company presently has no off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.

Payments due by Period

Contractual Obligations	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years

Purchase Obligations	$10,400		$10,400	—	—	—

TOTAL	$10,400	(1)	$10,400	—	—	—

(1)	Of this total $6,000 represents auditors’ fees.

G. Safe Harbor.

          Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

          Our officers and directors are as follows:

Name	Age	Position(s)

Arnold P. Kling	51	President and Director

Kirk M. Warshaw	51	Chief Financial Officer and Secretary

Daniel Marty	44	Director

Dr. Stefan Saladin	41	Director

Arnold P. Kling. Mr. Kling has served as president and a director of the Company since its inception. Mr. Kling is currently a Managing Director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a Managing Director and General Counsel from 1995 to 1999. From 1999 through August 2005, Mr. Kling was the president of Adelphia Holdings, LLC, a merchant-banking firm, as well as the managing member of several private investment funds. From 1993 to 1995 he was a senior executive and general counsel of a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983. Mr. Kling currently also serves as a director and president of Twin Lakes Delaware, Inc., R&R Acquisition, V, Inc., R&R Acquisition, VI, Inc., R&R Acquisition, VII, Inc., R&R Acquisition, VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprise I, Ltd., and Rodman International Enterprise II, Ltd. (each a publicly reporting, non-trading company), 24Holdings, Inc. (OTCBB:TWFH) Newtown Lane Marketing, Incorporated (OTCBB:NTWN) and Mattmar Minerals, Inc. (OTCBB:MTTM).

Kirk M. Warshaw. Mr. Warshaw has served as the chief financial officer and secretary of the Company since its inception. . Mr. Warshaw is a financial professional who, since 1990, has provided clients in a multitude of different industries with advice on accounting, corporate finance, and general business matters. Prior to starting his own consulting firm, from 1983 to 1990, he held the various titles of controller, chief financial officer, president, and chief executive officer at three separate financial institutions in New Jersey. From 1980 through 1983, Mr. Warshaw was a Senior Accountant at the public accounting firm of Deloitte, Haskins & Sells. Mr. Warshaw is a 1980 graduate of Lehigh University and has been a CPA in New Jersey since 1982. Mr. Warshaw is currently also the chief financial officer of Twin Lakes Delaware, Inc., R&R Acquisition, V, Inc., R&R Acquisition, VI, Inc., R&R Acquisition, VII, Inc., R&R Acquisition, VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprise I, Ltd., and Rodman International Enterprise II, Ltd. (each publicly reporting, non-trading company), Mattmar Minerals, Inc. (OTCBB:MTTM) and Newtown Lane Marketing, Incorporated (OTCBB:NTWN); a director and the chief financial officer of 24Holdings Inc. (OTCBB:TWFH); and a director of two privately owned entities.

Daniel Marty. Daniel Marty has been a director since July 2006. Mr. Marty is the Chairman of the Qino-Group with its investment companies Qino Flagship AG, Qino Capital Partners AG and Q Capital AG, all listed at the BX Berne eXchange in Switzerland. He is currently the CEO of Qino Trust AG, an asset management and trust company located in Baar, Switzerland. In 2006 Mr. Marty also became a director of Rodman International Enterprise III, Ltd. and Rodman International Enterprise II, Ltd. Prior to his employment at Qino Trust AG, Mr. Marty worked for over a decade for HRH Trust Ltd., as a chartered accountant and trustee. He is the external auditor of Lekisport AG, a company of the LEKI Group, the leading manufacturer of ski, hiking and trekking poles and has served in such position since 2002. Mr. Marty has more than 20 years experience in accounting, controlling and auditing. He also has held a “Swiss Certified Specialist for Finance and

Accounting” certificate since 1989 and passed the exam for Authorized Persons to Perform Controlled Functions (according to FSA) in 2002.

Dr. Stefan Saladin. Dr. Stefan Saladin has been a director since July 2006. Dr. Saladin is currently a tax and corporate finance advisor working for Effgee LLC, a Swiss consulting firm located in Baar, Switzerland. He also serves as a manager of mergers and acquisition, turn around and transaction related projects. Prior to his current employment he was working for over five years as a financial analyst and tax consultant for HRH Consulting AG, a Swiss M&A boutique, and later for the investment management division of Swiss Post, a logistics company from Berne, Switzerland. Dr. Saladin is a specialist in international financial structuring. He has over 12 years experience in corporate development, consulting and fiduciary services. He holds a Ph.D. in Political Economy and a graduate degree in Business Administration and International Relations, both from the University of St. Gallen.

          No familial relationship exists among any of the officers and directors.

B. Compensation.

          None of the Company’s officers or directors has received any cash remuneration since inception. Non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company. As of the date of this Annual Report, no compensation has been paid and all the non-management directors have waived their rights to all accrued compensation through December 31, 2009. Officers will not receive any remuneration upon completion of the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors devotes or intends to devote more than a minimum amount of time to our affairs.

          It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

          No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

          There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

C. Board Practices.

          The term of office of each director expires at a time fixed by the Company by means of a Resolution of Shareholders or Resolution of Directors, or until their successors are duly elected and qualified. If no term is fixed on the appointment of a director, the director serves indefinitely until the earlier of his death, resignation or removal. Non-management directors will be entitled to receive an annual fee of U.S. $5,000, payable on December 31 for each year that they serve as a director of the Company. As of the date of this Annual Report, no compensation has been paid and all the non-management directors have waived their rights to all accrued compensation through December 31, 2009. No other directors shall receive compensation. Officers serve at the discretion of the Board of Directors.

D. Employees.

          None.

E. Share Ownership.

          The following table sets forth the beneficial ownership of our Voting and Non-Voting Shares by the individuals named in Item 6.A., as of June 1, 2009.

Name	Number of Shares	Percent of Voting Shares Outstanding (2)	Percent of Non-Voting Shares Outstanding (1)

R&R Enterprise Investments III, LLC	2,000,000	0%	80%

Arnold P. Kling	400,000	0%	16%
Kirk M. Warshaw	100,000	0%	4%
Daniel Marty	10,000	100%	0%
Dr. Stefan Saladin	0	0%	0%
Total	2,510,000	100%	100%

(1)	The beneficial ownership percentages are calculated based on 10,000 Voting Shares issued and outstanding as of June 1, 2009.

(2)	The beneficial ownership percentages are calculated based on 2,500,000 Non-Voting Shares issued and outstanding as of June 1, 2009.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

          The following table sets forth information, as of June 1, 2009 with respect to the beneficial ownership of our voting shares by each shareholder known by us to beneficially own more than 5% of our voting shares.

Name and Address	Number of Voting Shares	Percent of Voting Shares

Daniel Marty Zugerstrasse 76 Baar 6340 Switzerland	10,000	100%

(1)	The beneficial ownership percentages are calculated based on 10,000 voting shares issued and outstanding as of June 1, 2009.

B. Related Party Transactions.

          None.

C. Interests of Experts and Counsel.

          Not required because this Form 20-F is filed as an Annual Report.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

          See Item 17. “Financial Statements.” The financial statements as required under Item 8 are attached hereto and found immediately following the text of this Annual Report. The audit report of Sherb & Co., LLP is included herein immediately preceding the financial statements and notes to the financial statements. The Company has not declared any dividends on its Voting Shares or Non-Voting Shares since incorporation and does not anticipate that it will do so in the foreseeable future.

B. Significant Changes.

          None.

ITEM 9. THE OFFER AND LISTING

          Our Voting and Non-Voting Shares are not traded on any stock exchange or over-the-counter market.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

          Not required because this Form 20-F is filed as an Annual Report.

B. Memorandum and Articles of Association

          We were incorporated in the BVI under the BVI Business Companies Act of 2004 (the “BVI Act”) on July 6, 2006, as amended on August 22, 2006. Pursuant to our Memorandum of Association (“Memorandum”), there are no restrictions on the business on which the Company may carry.

Directors

          According to our Memorandum and Articles of Association (“Articles”), there are no age limit requirements pertaining to the retirement or non-retirement of directors. Further, a director need not be a shareholder of the Company.

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

C. Material Contracts.

          None.

D. Exchange Controls.

          There are no laws, decrees, regulations or other legislation of the BVI which restrict the import or export of capital, including the availability of cash and cash equivalents for use by the Company’s group, the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

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

F. Dividends and Paying Agents.

          Not required because this Form 20-F is filed as an Annual Report.

G. Statements by Experts.

          Not required because this Form 20-F is filed as an Annual Report.

H. Documents on Display.

          Please see the Company’s Memorandum and Articles, as amended, attached hereto as Exhibits 1.1, 1.2, 1.3 and 1.4, respectively.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not required because this Form 20-F is filed as an Annual Report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

          Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

          (a) Evaluation of Disclosure Controls and Procedures

          Our management, with the participation of our president and chief financial officer, carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15-d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”). Based upon that evaluation, the president and chief financial officer, concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our president and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

          (b) Management’s Report on Internal Control over Financial Reporting

          Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on these criteria. This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.”

          (c) Changes in Internal Control over Financial Reporting

          There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees.

          The aggregate fees billed by Sherb & Co., LLP for professional services rendered for the audit of our annual financial statements and review of financial statements included in our annual reports on Form 20-F or services that are normally provided in connection with statutory and regulatory filings were $5,500 for the fiscal year ended December 31, 2007 and $6,000 for the fiscal year ended December 31, 2008.

B. Audit-Related Fees.

          There were no fees billed by Sherb & Co., LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements for the fiscal years ended December 31, 2008 and 2007.

C. Tax Fees.

          There were no fees billed by Sherb & Co., LLP for professional services for tax compliance, tax advice, and tax planning for the fiscal years ended December 31, 2008 and 2007.

D. All Other Fees.

          There were no fees billed by Sherb & Co., LLP for other products and services for the fiscal years ended December 31, 2008 and 2007.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

          None.

ITEM 16G. CORPORATE GOVERNANCE

          Not Applicable.

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

ITEM 18. FINANCIAL STATEMENTS

          The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description of Exhibit

*1.1	Memorandum of Association.

*1.2	Articles of Association.

*1.3	Amended and Restated Memorandum of Association.

*1.4	Amended and Restated Articles of Association.

4.1	Final form of Waiver of Director’s Fees – provided in June 2009 by the non-management directors.

12.1

Certification of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2008.

12.2

Certification of the Company’s Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2008.

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

RODMAN INTERNATIONAL ENTERPRISE III, LTD.

Date: June 26, 2009	By:	/s/ Arnold P. Kling

Arnold P. Kling
President
(Principal Executive Officer)

Date: June 26, 2009	By:	/s/ Kirk M. Warshaw

Kirk M. Warshaw
Chief Financial Officer
(Principal Financial Officer)

Rodman International Enterprise III, Ltd.
(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	28

FINANCIAL STATEMENTS

Balance Sheets as of December 31, 2008 and 2007	29

Statements of Operations for the years ended December 31, 2008 and 2007and for the cumulative period from July 6, 2006 (Date of Inception) to December 31, 2008	30

Statements of Changes in Stockholders’ Equity (Deficit) for the period from July 6, 2006 (Date of Inception) to December 31, 2008	31

Statements of Cash Flows for the years ended December 31, 2008 and 2007, and for the cumulative period from July 6, 2006 (Date of Inception) to December 31, 2008	32

NOTES TO FINANCIAL STATEMENTS	33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders’ and Directors
Rodman International Enterprise III, Ltd.
(A Development Stage Company)
Chatham, New Jersey

We have audited the accompanying balance sheet of Rodman International Enterprise III, Ltd. (A Development Stage Company) as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period July 6, 2006 (Inception) to December 31, 2008, for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodman International Enterprise III, Ltd. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the period July 6, 2006 (Inception) to December 31, 2008, for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
June 22, 2009

RODMAN INTERNATIONAL ENTERPRISE III, LTD.
(A Development Stage Company)
BALANCE SHEETS

	December 31

	2008	2007

ASSETS

Cash	$6,973	$12,998

TOTAL ASSETS	$6,973	$12,998

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Accounts payable and accrued expenses	$10,400	$15,525

TOTAL CURRENT LIABILITIES	10,400	15,525

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $.0001 par value; 1,000,000 shares authorized in 2008 and 2007 respectively, none issued	—	—

Common stock, $.0001 par value; 50,000,000 Convertible non-voting shares authorized, 10,000 shares issued and outstanding for 2008 and 2007, respectively	1	1

Common stock, $.0001 par value; 50,000,000 shares authorized, 2,500,000 issued and outstanding for 2008 and 2007, respectively	250	250

Additional paid-in capital	50,800	50,800
Deficit accumulated during the development stage	(54,478)	(53,578)

Total stockholders’ equity (deficit)	(3,427)	(2,527)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$6,973	$12,998

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE III, LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			Cumulative During the Development Stage July 6, 2006 (inception) to December 31, 2008

	Year Ended December 31,

	2008	2007

Revenues	$—	$—	$—

Expenses
Professional fees	(1,500)	15,500	48,433
Formation and other costs	2,400	1,545	6,045

Total expenses	900	17,045	54,478

Net loss	$(900)	$(17,045)	$(54,478)

Basic and diluted loss per share	$(0.00)	$(0.01)

Weighted average number of common shares – basic and diluted	2,510,000	2,510,000

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE III, LTD.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
For the Period from July 6, 2006 (Inception) to December 31, 2008

					Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)

	Common Stock – voting		Common Stock – non-voting

	Shares	Amount	Shares	Amount

Balance at July 6, 2006 (inception)	—	$—	—	$—	$—	$—	$—
Common shares issued at par value	10,000	1	2,500,000	250	—	—	251
Contributed Capital	—	—	—	—	37,800	—	37,800
Net loss	—	—	—	—	—	(36,533)	(36,533)

Balances at December 31, 2006	10,000	1	2,500,000	250	37,800	(36,533)	1,518

Contributed Capital	—	—	—	—	13,000	—	13,000
Net loss	—	—	—	—	—	(17,045)	(17,045)

Balances at December 31, 2007	10,000	1	2,500,000	250	50,800	(53,578)	(2,527)

Net loss	—	—	—	—	—	(900)	(900)

Balances at December 31, 2008	10,000	$1	2,500,000	$250	$50,800	$(54,478)	$(3,427)

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE III, LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			Cumulative During the Development Stage July 6, 2006 (inception) to December 31, 2008

	Year Ended December 31,
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(900)	$(17,045)	$(54,478)
Changes in operating assets and liabilities:
Increase (decrease) in accrued expenses	(5,125)	15,525	10,400

NET CASH USED IN OPERATING ACTIVITIES	(6,025)	(1,520)	(44,078)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	—	—	251
Contributed capital	—	13,000	50,800

NET CASH PROVIDED BY FINANCING ACTIVITIES	—	13,000	51,051

NET CHANGE IN CASH AND CASH EQUIVALENTS	(6,025)	11,480	6,973

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	12,998	1,518	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,973	$12,998	$6,973

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	$—	$—	$—

Income taxes	—	—	—

The accompanying notes are an integral part of these financial statements.

RODMAN INTERNATIONAL ENTERPRISE III, LTD.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization, Business and Operations

Rodman International Enterprise III, Ltd. (the “Company”) was incorporated in the British Virgin Islands on July 6, 2006 with the objective to acquire, or merge with, an operating business. On July 6, 2006, the Company sold 2,510,000 shares of common stock for $251. As of December 31, 2008, the Company had not yet commenced any operations.

The Company, based on proposed business activities, is a “blank check” company. The Securities and Exchange Commission defines such a Company as “a development stage company” that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issued ‘penny stock,’ as defined in Rule 3a 51-1 under the Securities Exchange Act of 1934, as amended. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in its securities, either debt or equity, until the Company concludes a business combination.

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

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company’s assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some or the entire deferred tax asset will not be realized.

RODMAN INTERNATIONAL ENTERPRISE III, LTD.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

At December 31, 2008, the Company has U.S. net operating loss carry forwards of approximately $54,500, which expire in 2028. Based on the fact that the Company has not generated revenues since inception, the deferred tax asset of approximately $21,000 has been offset by a full valuation allowance. The organization costs attributed to the British Virgin Islands has been noted a permanent difference in the amount of $4,000, since the British Virgin Islands does not have an income tax.

	Year Ended December 31,

	2008	2007

Statutory federal tax rate	34%	34%
Tax benefit computed at statutory rate	$(300)	(2,500)
State income tax benefit, net of federal effect	(50)	(300)
Change in valuation allowance	350	2,800
Permanent differences	—	—

Total	$—	$—

Earnings Per Share

Basic and diluted net earnings per share are computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period.

NOTE 3 - Common Stock

The Company is authorized to issue 50,000,000 shares of voting common stock, par value $.0001 per share, and 50,000,000 shares of convertible non-voting common stock, par value $.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. All outstanding convertible non-voting shares are automatically convertible into an equal number of voting common shares sixty-one days following the consummation of any transaction by which the Company ceases to be a “shell company” via a business combination, merger or share exchange with an operating business. During July 2006, the Company sold 2,500,000 shares of its non-voting common stock to three accredited related party investors and/or founding shareholders at par value for a total of $250. Separately, there were 10,000 shares of voting common stock issued for par value or $1.00 to another founding shareholder. During the year ended December 31, 2007, a stockholder also contributed an additional $13,000 to the Company.

NOTE 4 - Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, par value $.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2008, no shares of preferred stock, were issued and outstanding.

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